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                              August 4, 2023

       Mark McKechnie
       Chief Financial Officer
       ACM Research, Inc.
       42307 Osgood Road, Suite I
       Fremont, CA 94539

                                                        Re: ACM Research, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38273

       Dear Mark McKechnie:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 142

   1. We note your statement that you reviewed your stockholder register and certain public filings in connection
with your required submission under paragraph (a). Please
                                                        supplementally describe
any additional materials that were reviewed and tell us whether you relied upon any
legal opinions or third party certifications such as affidavits as the basis for your
submission.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark McKechnie
ACM Research, Inc.
August 4, 2023
Page 2

      Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at
(202) 551-
3401 with any questions.



                                                          Sincerely,
FirstName LastNameMark McKechnie
                                                          Division of
Corporation Finance
Comapany NameACM Research, Inc.
                                                          Disclosure Review
Program
August 4, 2023 Page 2
cc:       Michael Hedge
FirstName LastName